SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2005

Commission File Number 0-28800

DRDGOLD Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of February 2005, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 15, 2005, entitled "Changes To The Board Of Directors".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 15, 2005

By: /s/ Andrea Townsend

Name: Andrea Townsend

Title: Company Secretary

Exhibit 99.1
CHANGES TO THE BOARD OF DIRECTORS

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN number: 086 277 616
NASDAQ trading symbol: DROOY
("DRDGOLD" or "the company")

CHANGES TO THE BOARD OF DIRECTORS

DRDGOLD is pleased to announce the appointment as Non-Executive Chairman, with immediate effect, of Dr Moltin Paseka Ncholo.

The appointment is in line with recommendations of the King Code of Corporate Practices and Conduct that a company should engage the services of a Non-Executive Chairman.

Dr Ncholo was appointed Non-Executive Director of the company in March 2002. Awarded his doctorate in Law in 1992, Dr Ncholo was admitted as an advocate of the High Court of South Africa in 1994. Prior to becoming the Chairman of Khumo Bathong Holdings (Proprietary) Limited and East Rand Proprietary Mines Limited in 1999, he was Director-General of the Department of Public Service and Administration in the South African Government. Dr Ncholo is a Director of Crown Gold Recoveries (Proprietary) Limited as well as a Non-Executive Director of Mvelaphanda Resources Limited.

Current DRDGOLD Executive Chairman Mark Michael Wellesley-Wood is to resume his role as Chief Executive Officer, which he relinquished to Ian Louis Murray a year ago.

Mr Murray will remain an Executive Director of DRDGOLD, in charge of the critically important area of corporate development.

Douglas Neil Campbell has resigned from the board of DRDGOLD as Financial Director and Chief Financial Officer but will remain with the group in the interim.

Johannesburg
February 15, 2005

Sponsor
Standard Bank